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                                                                      EXHIBIT 20

                  GE PRIVATE PLACEMENT PARTNERS II TO ACQUIRE
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                               GENESIS DIRECT'S
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        PROTEAM.COM, THE VOYAGER'S COLLECTION, AND THE EDGE BUSINESSES
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     FOR IMMEDIATE RELEASE:


Secaucus, New Jersey (December 30, 1999) - Genesis Direct Inc. ("The Company") today announced that its ProTeam.com, The Voyager's Collection and The Edge Company Catalog businesses will be sold to GE Investment Private Placement Partners II ("GEPPPII"), a private equity fund and the highest bidder at a bankruptcy auction that took place at the United States Bankruptcy Court for the District of New Jersey on December 14 and December 17, 1999.

     Under the sale terms, GEPPPII will purchase the assets of ProTeam.com and The Voyager's Collection for $7.7 million and the assets of The Edge Company Catalog for $2.6 million plus the assumption of certain liabilities up to $400,000. The transactions are expected to close in January 2000.

     This follows Genesis Direct 's recent sale of certain assets of the Company's Carol Wright catalog business to Dr. Leonard's Healthcare Corp. for $3.8 million on December 7, 1999. In addition, the Debtors will receive a royalty from sales by Dr. Leonard's of Carol Wright merchandise. The royalty is projected to be payable in 2003 in the amount of approximately $2.2 million. The assets sold consisted of customer and mailing lists, catalog artwork, service and trademarks, and its 800 and 888 telephone numbers. Additionally, the Company has requested approval of the Bankruptcy Court for the sale of Carol Wright's warehouse and office equipment to B & J Partnership for $750,000. This transaction is also expected to close in January 2000.

     All of the above pending sales are subject to the satisfaction of various conditions, including the execution of definitive asset purchase agreements and the entry of final orders of the Bankruptcy Court.

     The proceeds generated by these sales will be used to repay the Company's secured credit facility, administrative expenses associated with the bankruptcy filing, and, to the extent possible, fund payments to the Company's pre-petition creditors. The Company does not anticipate that these sales will generate any funds for distribution to its shareholders. With the sale of the remaining businesses to GEPPPII, Genesis Direct will no longer have any ongoing business operations.
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     Complete descriptions of the various transactions are disclosed in the
Company's 8-K filing with the Securities and Exchange Commission.

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CONTACT:  SSA Public Relations
          Los Angeles: Todd Beldner, Steve Syatt  (818) 501-0700
          New York:  Kerri Tarmey          (212) 679-4750